Exhibit 99.2

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Operations	F-4

Interim Statements of Changes in Shareholders' Equity	F-5 - F-6

Interim Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Interim Consolidated Financial Statements	F-9 - F-19

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,156	$2,233
Restricted cash	126	133
Trade receivables	16,560	13,914
Other accounts receivable and prepaid expenses	2,355	2,982
Inventories	4,924	3,739

Total current assets	25,121	23,001

LONG-TERM ASSETS:
Long-term accounts receivable	709	832
Severance pay fund	7,475	7,624
Property and equipment, net	11,484	11,255
Investment in affiliate	515	295
Other intangible assets, net	4,287	6,497
Goodwill	51,942	53,926

Total long-term assets	76,412	80,429

Total assets	$101,533	$103,430

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$12,846	$13,170
Trade payables	11,233	10,064
Deferred revenues and customer advances	8,257	7,806
Other accounts payable and accrued expenses	7,360	7,054

Total current liabilities	39,696	38,094

LONG-TERM LIABILITIES:
Long-term loans from banks	8,582	11,526
Long-term loans from shareholders and others	952	957
Other long-term liabilities	1,598	842
Accrued severance pay	8,713	8,365

	19,845	21,690
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at September 30, 2011 and December 31, 2010; Issued and outstanding: 4,785,848 and 4,771,181 shares at September 30, 2011 and December 31, 2010, respectively	3,293	3,280
Additional paid-in capital	118,811	118,512
Accumulated other comprehensive income	1,577	3,292
Accumulated deficit	(87,978)	(88,216)

Total Pointer Telocation Ltd's shareholders' equity	35,703	36,868

Non-controlling interest	6,289	6,778

Total equity	41,992	43,646

Total liabilities and shareholders' equity	$101,533	$103,430

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited
Revenues:
Products	$24,084	$17,464	$8,287	$6,423	$25,415
Services	41,429	36,114	14,046	12,104	48,448

Total revenues	65,513	53,578	22,333	18,527	73,863

Cost of revenues:
Products	13,784	9,578	4,894	3,358	14,175
Services	27,858	23,125	9,610	8,166	31,264
Amortization of intangible assets	733	738	244	246	978

Total cost of revenues	42,375	33,441	14,748	11,770	46,417

Gross profit	23,138	20,137	7,585	6,757	27,446

Operating expenses:
Research and development	2,290	1,779	783	613	2,532
Selling and marketing	6,839	5,420	2,493	1,795	7,441
General and administrative	8,579	6,295	2,612	2,231	9,062
Amortization of intangible assets	1,383	1,319	459	430	1,774

Total operating expenses	19,091	14,813	6,347	5,069	20,809

Operating income	4,047	5,324	1,238	1,688	6,637
Financial expenses, net	1,370	1,516	520	522	1,976
Other expenses, net	92	23	101	-	21

Income before taxes on income	2,585	3,785	617	1,166	4,640
Taxes on income (Note 6)	950	1,323	257	331	1,524

Income after taxes on income	1,635	2,462	360	835	3,116
Equity in losses of affiliate	1,069	836	271	295	1,158

Net income	566	1,626	89	540	1,958
Less - net income attributable to non-controlling interest	328	836	277	102	828

Net income (loss) attributable to Pointer Telocation Ltd. shareholders	$238	$790	$(188)	$438	$1,130

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share (Note 5)	$0.05	$0.17	$(0.04)	$0.09	$0.24

Diluted net earnings (loss) per share (Note 5)	$0.04	$0.15	$(0.04)	$0.09	$0.22

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Comprehensive	Total
	shares	capital	capital	income	deficit	interest	income	equity

Balance as of January 1, 2010	4,752,931	$3,266	$118,348	$1,541	$(89,346)	$7,670		$41,479

Issuance of shares in respect of Stock-based compensation	18,250	14	43	-	-	-		57
Stock-based compensation expenses	-	-	121	-	-	-		121
Dividend paid to non-controlling interest	-	-	-	-	-	(2,250)		(2,250)
Comprehensive income:
Foreign currency translation adjustments	-	-	-	1,598	-	530	$2,128	2,128
Realized gains on derivatives designated as cash flow hedges	-	-	-	29	-	-	29	29
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	124	-	-	124	124
Net income	-	-	-	-	1,130	828	1,958	1,958
Total comprehensive income							$4,239
Balance as of December 31, 2010	4,771,181	3,280	118,512	3,292	(88,216)	6,778		43,646

Issuance of shares in respect of Stock-based compensation	14,667	13	35	-	-	-		48
Stock-based compensation expenses	-	-	352	-	-	-		352
Dividend paid to non-controlling interest	-	-	-	-	-	(896)		(896)
Exercise of options in subsidiary	-	-	(88)	-	-	88		-
Sale of subsidiary	-	-	-	-	-	432		432
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(1,429)	-	(441)	$(1,870)	(1,870)
Realized losses on derivatives designated as cash flow hedges	-	-	-	(248)	-	-	(248)	(248)
Unrealized losses on derivatives designated as cash flow hedges	-	-	-	(38)	-	-	(38)	(38)
Net income	-	-	-	-	238	328	566	566
Total comprehensive income							$1,590
Balance as of September 30, 2011 (unaudited)	4,785,848	3,293	118,811	1,577	(87,978)	6,289		41,992

Accumulated other comprehensive income for nine month that ended on September 30, 2011:

Accumulated loss on derivative instruments	$(118)
Accumulated foreign currency translation differences, net	1,695

Accumulated other comprehensive income	$1,577

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd. shareholders
	Number of	Share	Additional paid-in	Receipts on account	Accumulated other comprehensive	Accumulated	Non-controlling	Comprehensive	Total
	shares	capital	capital	of shares	income (loss)	deficit	interest	income	equity

Balance as of January 1, 2010	4,752,931	$3,266	$118,348	$-	$1,541	$(89,346)	$7,670		$41,479

Stock-based compensation expenses	-	-	94	-	-	-	-		94
Issuance of share capital to employees resulting from exercise of options	18,250	14	44	-	-	-	-		58
Dividend paid to the non-controlling interest	-	-	-	-	-	-	(1,170)		(1,170)
Comprehensive income:						-
Foreign currency translation adjustments	-	-	-	-	838	-	230	$1,068	1,068
Realized losses on derivatives designated as cash flow hedges	-	-	-	-	(12)	-	-	(12)	(12)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	-	117	-	-	117	117
Net income	-	-	-	-	-	790	836	1,626	1,626
Total comprehensive income								$2,799
Balance as of September 30, 2010 (unaudited)	4,771,181	$3,280	$118,486	$-	$2,484	$(88,556)	$7,566		$43,260

Accumulated other comprehensive income for nine month that ended on September 30, 2010:

Accumulated gain on derivative instruments	$118
Accumulated foreign currency translation differences, net	2,366

Accumulated other comprehensive income	$2,484

The accompanying notes are an integral part of the interim consolidated financial statements.

.
POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited
Cash flows from operating activities:

Net income	$566	$1,626	$89	$540	$1,958
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, amortization and impairment	4,646	4,160	1,578	1,419	5,568
Accrued interest and exchange rate changes of debenture and long-term loans	100	95	6	34	178
Accrued severance pay, net	552	(187)	202	(132)	(364)
Gain from sale of property and equipment, net	(138)	(68)	(85)	(30)	(93)
Equity in losses of affiliate	1,069	836	271	295	1,158
Stock-based compensation expenses	352	94	122	22	121
Decrease (increase) in restricted cash	7	-	3	-	(133)
Decrease (increase) in trade receivables, net	(3,170)	(3,090)	510	(708)	(1,618)
Decrease (increase) in other accounts receivable and prepaid expenses	287	(990)	406	322	(436)
Increase in inventories	(1,244)	(2,107)	(756)	(587)	(1,964)
Write-off of inventories	66	-	28	-	(212)
Deferred income taxes	58	1,241	90	334	185
Decrease (increase) in long-term accounts receivable	271	(479)	(68)	(68)	1,322
Increase in trade payables	1,719	2,040	963	1,190	981
Increase (decrease) in other accounts payable and accrued expenses	2,217	374	(423)	(514)	(127)

Net cash provided by operating activities	7,358	3,545	2,936	2,117	6,524

Cash flows from investing activities:

Purchase of property and equipment	(3,931)	(2,931)	(1,322)	(993)	(4,481)
Proceeds from sale of property and equipment	676	440	405	84	641
Proceeds from sale of investments in previously consolidated subsidiaries (a)	40	-	40	-	-
Investments in affiliate	(1,496)	(900)	(390)	(420)	(1,490)

Net cash used in investing activities	(4,711)	(3,391)	(1,267)	(1,329)	(5,330)

Cash flows from financing activities:

Receipt of long-term loans from banks	6,232	3,180	(16)	1,851	57
Repayment of long-term loans from banks	(6,096)	(4,202)	(1,607)	(919)	(7,016)
Repayment of long-term loans from shareholders and others	(1,061)	(1,134)	(1,039)	(1,115)	(1,122)
Receipt of long-term loans from shareholders and others	-	43	-	-	5,090
Proceeds from issuance of shares and exercise of options, net	48	57	15	-	-
Dividend paid to the non-controlling interest	(896)	(1,170)	-	-	(2,250)
Short-term bank credit, net	(1,631)	1,257	259	(2,257)	2,656

Net cash used in financing activities	(3,404)	(1,969)	(2,388)	(2,440)	(2,585)

Effect of exchange rate changes on cash and cash equivalents	(320)	293	(388)	141	415

Decrease in cash and cash equivalents	(1,077)	(1,522)	(1,107)	(1,511)	(976)
Cash and cash equivalents at the beginning of the period	2,233	3,209	2,263	3,198	3,209

Cash and cash equivalents at the end of the period	$1,156	$1,687	$1,156	$1,687	$2,233

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2011	2010	2011	2010	2010
		Unaudited
(a)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$281	$-	$281	$-	$-
	Non-controlling interests	(432)	-	(432)	-	-
	Gain from sale of subsidiaries Receivables for sale of investments in subsidiaries	111	-	111	-	-

		$40	$-	$40	$-	$-

(b)	Non-cash investing activity:

	Purchase of property and equipment	$70	$219	$68	$219	$45

(c)	Supplemental disclosure of cash flow activity:

	Cash paid during the period for:

	Interest	$1,160	$925	$169	$289	$1,462

	Income taxes	$-	$99	$-	$81	$40

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

On July 10, 2011 the company subsidiary's "Shagrir system Ltd." signed an agreement to sell all of the subsidiary's share capital Rider Mekvuzat Shagrir LTD ("Rider") to Native Nehoray LTD ("Nehoray") for its denominate value. In addition, the Company sold to Nehoray the rights to receive payments from loan that the Company provided to Rider in the amount of 4,779 NIS including interest and linkage to the Consumer Price index of NIS 1,205. As a result of the agreement, the Company recorded a capital loss in the amount of NIS 393.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim financial information:

The accompanying consolidated balance sheet as of September 30, 2011, consolidated statements of operations for the three and nine months ended September 30, 2010 and 2011 and consolidated statements of cash flows for the three and nine months ended September 30, 2010 and 2011 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of September 30, 2011, the Company's consolidated results of operations for the three and nine months ended September 30, 2010 and 2011 and the Company's consolidated cash flows for the three and nine months ended September 30, 2010 and 2011.

The balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2010 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 31, 2011.

Results for the three and nine months ended September 30, 2011 are not necessarily indicative of results that may be expected for the year ending December 31, 2011.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

Our consolidated financial statements include the accounts of the company and its' wholly and majority owned subsidiaries, referred to herein as the group.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Impact of new Accounting Standards adopted during the period:

Beginning January 1, 2011 the Company applies an amendment to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The impact of the adoption was not material to the consolidated results of operations and financial condition.

e.	Impact of recently issued accounting standards still not effective for the Company:

In September 2011, the FASB amended its accounting guidance on testing goodwill for impairment by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The amendments do not change the guidance for how goodwill is calculated or when goodwill is tested for impairment. The amendments are effective for fiscal years beginning after December 15, 2011. The Company does not anticipate material impact on its financial statements upon adoption.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	INVENTORIES

	September 30,	December 31,
	2011	2010
	Unaudited

Raw materials	$2,898	$2,002
Work in process	159	46
Finished goods	1,867	1,691

	$4,924	$3,739

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

1.	To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 1,394, in effect until January 2016.

2.	The Company obtained bank guarantees in the amount of $ 103 in favor of its lessor and customs.

3.	As of September 30, 2011, the use of $ 126 has been restricted following B.C.R.A. (Central Bank of Argentina) regulations.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of September 30, 2011 is $ 2,409. No royalties were accrued or paid during 2011 and 2010.

d.	Litigation:

As of September 30, 2011, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 126. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Commitments:

1.
The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 7), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on August  1, 2011.

2.
During 1998, the Company entered into an agreement with Shagrir, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the "First Addendum"). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013.

3.
Shagrir entered into a management services agreement with its shareholders, pursuant to which the shareholders will grant management services to the Shagrir, in consideration of NIS 1,000 thousand per year. This amount is split between the Company (NIS 120 thousand) and the other shareholders of Shagrir.

f.	Covenants:

In respect of the bank loans provided to the Company for the purpose of funding the 2007 Acquisition Transaction, pursuant to which the Company acquired Cellocator, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders' equity to the total consolidated assets will not be less than 20% and the shareholders' equity will not be less than $ 20,000, starting December 31, 2007.

2.
The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 5 in 2008, 4.5 in 2009 and 4 in 2010 and thereafter.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
The ratio of Pointer Telocation Ltd.'s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2008, 3.5 in 2009 and 2.5 in 2010 and thereafter.

As of September 30, 2011 we are in compliance with the financial covenants of our credit facilities still as of the press release date the company management can’t expect whether the company will meet all of its financial covenants as of December 31, 2011. In case that the company will not meet all of its financial covenants the company will request the lender of its credit facilities to waive the covenant on a one time basis in respect of its 2011 results.

Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants.

The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.
Shagrir will not decide on any distribution of dividends in Shagrir without prior written consent from the bank. Shagrir received such consent from the bank prior to its dividend distribution in May and September 2009.

As of September 30, 2011, Shagrir is in compliance and expect to remain in compliance with the financial covenants of its credit facility in 2011.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income (loss)	$238	$790	$(188)	$438	$1,130
Effect of diluting securities	(31)	(56)	(7)	(15)	(69)

Numerator for diluted net earnings per share - Net income (loss)	$207	$734	$(195)	$423	$1,061

Denominator:
Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	4,779	4,766	4,784	4,771	4,768
Effect of diluting securities (in thousands)	51	64	37	79	66

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	4,830	4,830	4,821	4,850	4,834

Basic net earnings (loss) per share	$0.05	$0.17	$(0.04)	$0.09	$0.24

Diluted net earnings (loss) per share	$0.04	$0.15	$(0.04)	$0.09	$0.22

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INCOME TAXES

The effective tax rate for the nine-months ended September 30, 2011 was 36.8% as compared to 35% for the nine months ended September 30, 2010. The effective tax rate for the nine months ended September 30, 2011 and September 30, 2010 was impacted mainly due to a valuation allowance against deferred tax assets.

NOTE 7:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	September 30,	December 31,
	2011	2010
	Unaudited

Other accounts payable and accrued expenses:
DBSI (see Note 4e(1))	$52	$52

	$52	$52

b.	Transactions with related parties:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited

Management fees to DBSI (see Note 4e(1))	$135	$135	$45	$45	$180
Interest on loans from shareholders (*)	$31	$155	$10	$155	$-

(*)	As of September 30, 2011, the debenture was paid in full.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENT INFORMATION

a.	The following segment identification is identical to the segment used in the latest annual consolidated financial report.

b.	The following presents segment results of operations for the nine months ended September 30, 2011 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$18,804	$52,153	$70,957
Intersegments revenues	(5,444)	-	(5,444)

Revenues from external customers	$13,360	$52,153	$65,513

Segments operating profit	$368	$3,679	$4,047

Segments assets	$24,135	$77,398	$101,533

The Pointer segment revenues include revenue from services in the amount of $ 70.

The following presents segment results of operations for the nine months ended September 30, 2010 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$16,236	$43,428	$59,664
Intersegments revenues	(6,086)	-	(6,086)

Revenues from external customers	$10,150	$43,428	$53,578

Segments operating profit	$1,623	$3,701	$5,324

Segments assets	$25,655	$77,041	$102,696

The Pointer segment revenues include revenue from services in the amount of $ 36.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENT INFORMATION (Cont.)

The following presents segment results of operations for the three months ended September 30, 2011 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$6,805	$17,736	$24,541
Intersegments revenues	(2,208)	-	(2,208)

Revenues from external customers	$4,597	$17,736	$22,333

Segments operating profit	$(264)	$1,502	$1,238

Segments assets	$24,135	$77,398	$101,533

The Pointer segment revenues include revenue from services in the amount of $ 30.

The following presents segment results of operations for the three months ended September 30, 2010 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$6,172	$14,680	$20,852
Intersegments revenues	(2,325)	-	(2,325)

Revenues from external customers	$3,847	$14,680	$18,527

Segments operating profit	$1,094	$594	$1,688

Segments assets	$25,655	$77,041	$102,696

The Pointer segment revenues include revenue from services in the amount of $ 12.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENT INFORMATION (Cont.)

The following presents segment results of operations for the year ended December 31, 2010:

	Cellocator segment	Pointer segment	Total

Segments revenues	$23,533	$58,627	$82,160
Intersegments revenues	(8,297)	-	(8,297)

Revenues from external customers	$15,236	$58,627	$73,863

Segments operating profit	$2,839	$3,798	$6,637

Segments assets	$25,163	$80,112	$105,275

Depreciation and amortization expenses	$1,360	$4,208	$5,568

Expenditures for assets	$471	$4,010	$4,481

The Pointer segment revenues include revenue from services in the amount of $ 48.

NOTE 9:-	SUBSEQUENT EVENTS

a.
In early November 2011, a Memorandum of Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 ("the Memorandum of Law"), was published. The Memorandum of Law proposes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Memorandum of Law also proposes to raise the corporate tax rate to 25% in 2012. In view of the proposed increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased.

The deferred tax balances included in the financial statements as of September 30, 2011, are measured using  the tax rates which were in effect as of the date of the financial statements and do not take into account the potential effects of the Memorandum of Law. Any such effects will be recognized in the financial statements the date of which is subsequent to the date the Law is substantively enacted.

Based on the balances of deferred taxes as of September 30, 2011, the Company estimates that the effect on net income as a result of the issuance of the Memorandum of Law will be an increase in the amount of approximately $ 1,000, an amount which might increase concurrently with the approval of the Memorandum of Law by the Israeli Parliament.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SUBSEQUENT EVENTS (Cont.)

b.
In November 2011, the Company subsidiary "Shagrir system Ltd.", together with T.M.C Transportation LTD ("TMC"), signed an agreement for the establishment of a limited partnership, TMC Systems, LP ("the partnership"). The Company will hold 51% of the partnership's capital.  The activities of TMC will be transferred to the partnership.

The partnership engages in the solutions for management, control and collection of travels in cabs.

The Company will grant a shareholders' loan to the partnership in the amount up to NIS 2.5 million, linked to interest at the rate of Prime + 4%.

c.
On November 11, 2011, the Company subsidiary "Shagrir system Ltd.", entered into an agreement to acquire the activities of K.S Operations Ltd. ("K.S"), in consideration of an amount aggregating to NIS 12.5 million. Consummation of the transaction is contingent on meeting certain administrative prerequisites and obtaining the Anti-trust Commissioner's approval. In any event, the transaction will not be consummated before December 31, 2011.

K.S is engaged in the operation of garages, in the framework of which, it provides tinsmith's and paint services, and the sale of spare parts for motor vehicles.